UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ACA Capital Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

000802698

(CUSIP Number)

Warren A. Stephens

111 Center Street

Little Rock, Arkansas 72201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Christian O. Nagler

Kirkland & Ellis

153 East 53rd Street

New York, New York 10022

(212)446-4800

December 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephens Investments Holdings LLC (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,428,160 (2)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,428,160 (2)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,428,160 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%

14.	Type of Reporting Person (See Instructions) OO

(1) The reported shares are subject to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the reporting person has agreed to vote for directors nominated by certain stockholders.

(2)The number of shares reported is also reflected on the cover page for Warren A. Stephens.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warren A. Stephens (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,428,160 (2)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,428,160 (2)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,428,160 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%

14.	Type of Reporting Person (See Instructions) IN

(1) The reported shares are subject to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the reporting person has agreed to vote for directors nominated by certain stockholders.

(2) The number of shares reported is also reflected on the cover page for Stephens Investments Holdings LLC.

Item 1.	Security and Issuer

The class of equity security to which this report relates is the common stock, par value $0.10 per share (the “Common Stock”), of ACA Capital Holdings, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at: 140 Broadway, New York New York 10004.

Item 2.	Identity and Background

This statement is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Act”): Stephens Investments Holdings LLC, an Arkansas limited liability company (“SIH”) and Warren A. Stephens.  Mr. Stephens is the sole trustee of Warren A. Stephens Revocable Trust UID September 30, 1987, which is the sole owner of SIH.  Mr. Stephens is also President of SIH.  SIH’s principal business is making private equity investments.  See Schedule A hereto for a list of SIH’s executive officers   The principal occupation of Mr. Stephens relates to his position as President and CEO of Stephens, Inc., an investment banking firm.  The principal business address of persons named above is c/o Stephens Inc., 111 Center Street, Little Rock, Arkansas 72201.  Mr. Stephens is a United States citizen.

During the last five years, neither of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

All of the shares included in this report were purchased by SIH from SF Holding Corp. on December 17, 2007.  The reporting persons obtained funds ($825,574, or $0.34 per share) to make the purchases described herein from capital contributions and investments from members and working capital in the ordinary course of business.   No funds were borrowed by any of the reporting persons in order to complete the transactions described herein .  SF Holding Corp. originally purchased the shares described herein with funds ($31,825,924 in the aggregate) from working capital in the ordinary course of business.

The shares of Common Stock included in this report were originally included in a joint Form 13G filed with the Commission on February 14, 2007 by, among others, SF Holding Corp., Warren A. Stephens and W.R. Stephens, Jr.

Item 4.	Purpose of Transaction

The reporting persons acquired the shares reported herein for investment in the ordinary course of business.  The reporting persons may make further purchases of the Issuer’s shares or debt securities from time to time and may dispose of any or all of the shares or debt securities held by them at any time.

Except as set forth herein, as of the date hereof, the reporting persons do not have any plan or proposal that relates to or would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the reporting persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.
Item 5.	Interest in Securities of the Issuer

(a)           As of the date hereof, the reporting persons may be deemed to beneficially own an aggregate of 2,428,160 shares of Common Stock, or approximately 7.0% of the Common Stock outstanding.  Additionally, based on various reports filed with the Commission pursuant to Section 13 of the Act with respect to the Issuer, the reporting persons believe that persons who are party to a Stockholders Agreement (the “Stockholders Agreement”) dated September 30, 2004, as amended from time to time (pursuant to which they have agreed to vote for directors nominated by certain stockholders) beneficially own, in the aggregate, approximately 31 million shares, or approximately 89%, of the Issuer’s Common Stock.  Percentages of Common Stock included in this report are based on 34,851780 shares reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 19, 2007.

(b)           By virtue of his position with SIH, Mr. Stephens may be deemed to have voting and dispositive power over the 2,428,160 shares of Common Stock owned by SIH.  See Items 2 and 5(a) for more information.  Neither the filing of this report nor any of its contents shall be deemed to constitute an admission that any reporting person is the beneficial owner of any Common Stock referred to in this report for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)           Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the reporting persons in the last 60 days.  See Item 3 for the details of the December 17, 2007 purchase.

(d)           Except as stated within this Item 5, to the knowledge of the reporting persons, only the reporting persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)           Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described above (including the Stockholders Agreement) or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the reporting persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 - Schedule 13D Joint Filing Agreement, dated December 27, 2007, by and among Stephens Investments Holdings LLC and Warren A. Stephens.
Exhibit 2 - Stockholders Agreement (the “Stockholders Agreement”) dated September 30, 2004, as amended from time to time, by and among the stockholders named therein.
Exhibit 3 - Power of Attorney

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2007

Stephens Investments Holdings LLC

By:	David A. Knight
Name: David A. Knight
Its: Vice President

Warren A. Stephens

/s/David A. Knight
Name: David A. Knight
Title: Attorney in fact for reporting person

SCHEDULE A

EXECUTIVE OFFICERS OF STEPHENS INVESTMENTS HOLDINGS LLC

Name, Position, Citizenship*	Address
*United States (Unless Otherwise Indicated)	c/o Stephens Inc.
111 Center Street,
Warren A. Stephens, Manager and President	Little Rock, Arkansas 72201
Curtis F. Bradbury, Jr., Manager and Executive Vice President
Douglas H. Martin, Manager and Executive Vice President
Jackson Farrow, Jr., Senior Vice President
Mark Doramus, Senior Vice President
David Knight, Senior Vice President

Index of Exhibits

Exhibit 1 - Schedule 13D Joint Filing Agreement, dated December 27, 2007, by and among Stephens Investments Holdings LLC and Warren A. Stephens.

Exhibit 2 - Stockholders Agreement (the “Stockholders Agreement”) dated September 30, 2004, as amended from time to time, by and among the stockholders named therein.

Exhibit 3 - Power of Attorney